THE VISION

A CHRISTMAS COMEDY STOP MOTION ACTION ADVENTURE FILM ABOUT 2 SPORTS ANNOUNCER SNOWMEN, WHO ARE CAST OUT OF THEIR COMMUNITY AT THE N-ICE FESTIVAL, AND HAVE TO VENTURE ACROSS THE ARCTIC WILD, TO STEAL THE NAUGHTY LIST FROM SANTA SO THAT THEY CAN RETURN HOME... AND THERE'S CURLING.

Runtime - 82-85 min

Budget - $1.7M

Genre - Family/Action/Comedy/Adventure

Style - Stop Motion

Completed Assets - Script, Budget, & Schedule

  The film's main characters represent common, but not clinical, personality disorders like; narcissism, anxiety, depression and body image and presents real world solutions to those problems. e.g. narcissists want to be the king of whatever kingdom they define, no matter how big or small, but what they need is to recognize other people actually exist and aren't just there to help them get what they want.

  Also, the film presents the real St. Nicholas who lived in 325 AD that the Santa Clause lore is built around. We never negate that Santa exists, for those parents that want to keep the myth alive, but we do present the genesis of the idea that is built around a real man that lived and did some extraordinary things.

THE STORY
        At the N-ice Festival, 2 snowmen announcers, Rory and Lowell, watch and comment on some bizarre winter sports like ice dancing and skijoring (Skier pulled over jumps by a horse). The curling team has had enough of their insults and confront the snowmen behind the bleachers. A kerfuffle breaks out, the announcer booth falls into the sports pond and then the wood bridge breaks loose and completely destroys the pond and the festival. Rory and Lowell are accused of being on the naughty list by Frank, the ferret-faced ferret.
        They are excommunicated to the wild where they meet Mr. Wolverine, who tells them the only way back is to get off the naughty list controlled by Father Christmas. Follow the frozen river and you'll find the man who can help. Rory sets out to steal the naughty list to take it back and rub it in everyone's face.

Along the way they meet Mindy the musk ox. She has body image issues and wishes she wasn't a musk ox. When they come to a frozen lake they don't know which way to go until they meet Champ, an anxiety ridden champion of days past who can't skate forward. Champ doesn't speak but uses sign language to communicate. They can't understand him but he can skate backwards pretty good and knows the right way to go. Around the campfire they hear something in the woods and are frozen in fear. A ferocious polar bear storms in to scare them away. The polar bear gets too cold and runs off to get her parka. Polly is a depressed polar bear who wears a parka because she can't get warm. They are all convinced by Rory they can get their problems fixed by getting their wishes granted by Santa. They set off down the frozen river together.

A fish jumps out of his ice hole and warns them of a blizzard and wolves. Rory doesn't take their advice and moves ahead. The frozen river flows into a canyon where they have to jump over a huge tree trunk blocking their way. On the other side they have to sneak past wolves. Champ steps on one of their tails and cuts it off (not graphic, but cute and funny). There is a delayed reaction and they have to move quickly. Plus the blizzard is coming. The wolves wake up, freak out and chase our heroes. The blizzard gains on them and then an avalanche pours in.

The avalanche wipes everyone out and they are separated. The blizzard has created a white out that makes it hard to see. The wolves are still out there. Rory and Lowell dig Champ out of the snow and hide him in a nearby ice fishing shack. Lowell goes back out to look for everyone else.   Lowell is lost in the blizzard.   Polly the polar bear and Mindy the musk ox find Lowell and they are lost and don't know which direction to go. Mindy punches a hole in the ice with the plan to follow the fish. Fish leads them around the wolves and almost back to the ice fishing shack when he's eaten by a bigger fish. They are lost again until they find the scarf Lowell tied to the shack.

They cram inside the shack. Outside is a blinding blizzard and the wolf whose tail champ cut off. Rory and the Wolf have a debate about whether or not their intent to eat them was before or after the tail incident. The wind pushes the shack down the path and crashes and spits everyone out into a cave where the frozen river flows. Rory tosses Champ (the backwards ice skater) his stick arm so that he can curl them down the path as icicles fall from the cave roof breaking up the frozen river behind them. They hit a dead end. Rory blames everyone. Polly doesn't need this and decides to leave and jumps in the river and swims down and under. Rory goes up through the hole in the ceiling, he's going to press ahead by himself.

Lowell, the snowman, Champ the ice skater, and Mindy the musk ox devise a way out for the 3.   Back to back and up the hole.   Under the water, Polly sees where the river continues and comes to the surface. Getting out of the hole proves more problematic than the 3 thought. Polly chooses to go back to the group. She returns just in time to see them fall into the hole. She dives in to help. They still slide in. Rory chooses to return and dives in to save the day. But they still slide in.

A group of cheerful and energetic snow dogs shows up as the group hangs on by a thread and helps them out. They all talk in unison by taking a word or two from the sentence as they talk, like a hive mind. "We've been traveling for days and days, I think this guy is lost." They look back and the dog sled driver is a skeleton. Rory begins to laugh. The dogs get sad. Lowell leans in to help them. Lowell and the gang decide to help them have a funeral for their deceased and beloved driver. Lowell offers Rory a chance to help the sled dogs and forces Rory to consider what someone else would want in this situation. Instead of hitching a ride, which is what Rory wants to do, he releases the dogs from their sled and they take off in scattered directions only to come back together in the distance as if they were pulling a sled.

They finally arrive at the looming stone building where Father Christmas supposedly lives. They formulate a plan of how they are going to steal the list once inside. They burst in to find an empty building with a little mouse there cleaning up. The mouse tells them about the real man Father Christmas is based on. The mouse tells them, The real Father Christmas lost his parents at a young age and inherited their wealth. He used his wealth to help others and the local small church. As he serves in his church he learns of a man who would lose his 3 daughters because they were so poor. He sneaks into their home and leaves money for the man 3 nights in a row. The real Father Christmas grew in stature in the community and he was practically worshiped in the streets.

Father Christmas enters the Council of Nicea in 325 AD and he is revered for their wisdom and understanding. However, there is a disagreement and Father Christmas slaps a heretic who is being disrespectful and disagreeable. The council is horrified and they have to put Father Christmas in jail. The way out is that he returns from jail to apologize to the man he hit and to the council.   He is forgiven but cannot participate and is led out in shame.   Father Christmas spends his time quietly helping those in need, giving gifts. The mouse shows them there is no naughty list that Father Christmas keeps. If there is a naughty list, we would all be on it. The only way forward is to find forgiveness.

Lowell, the snowman who has been the voice of reason up until this point, can't handle the news that there is no list. That all of the good stuff he has done up until now will not get him on the nice list.   Rory tries to tell Lowell they can go back and ask for forgiveness.   Lowell won't and checks out by turning himself into a regular snowman. Rory has to get Lowell back home so that he can see that an apology will work and hopefully this will bring Lowell back. Rory summons the sled dogs. They head back as fast as they can with an inanimate Lowell tied to the sled.

On their way back, the wolves from before give chase. All kinds of crazy stuff happens. Snowmen arms are used, sleds go backwards, wolves attack, cats and dogs living together, it's pandemonium.   They hit a jump backwards. Mindy the musk ox and Polly the polar bear are now pulling the sled with Rory and Champ trying to keep the wolves off of them and the sled dogs are on back. They are forced to ride along the edge of the cliff. Wolves lunge at Rory and Champ. Champ saves the wolf whose tail he cut off before and refuses to let him fall. They come over the ridge and head for the town only to find a giant Sneaky Doug swinging his tree branch arms to stop them. Sneaky Doug has been bullied so much that now he doesn't want back into the town, he wants to destroy everything. Rory and the team battle Sneaky Doug but Rory knows the only way to win is to do something different that just fighting. Rory takes his nose and sticks it onto Sneaky Doug transforming him from a pile of snow to a real snowman. Rory apologizes to the town.   Frank confronts them about being on the naughty list.   Rory agrees that he should be on the naughty list if there was one. Frank keeps at it and the town turns on him. They are accepted back and Lowell snaps back after seeing Rory demonstrate humility and act selflessly in front of everyone. The film ends with the bridge being repaired and the games continuing with Lowell, Rory, Champ, Mindy and Polly curling as a team.







THE FINANCIAL PLAN

INVESTORS:

Investors will receive ownership through WeVidIt and fund the total production budget of the film. Investors in total will own 50% of the film. The producers and filmmakers will own the other 50%.

RECEIVING FUNDS:

Funds raised for the production budget will go into a bank account owned by List Movie Production, LLC which is owned and managed by Nathan VonMinden

DISTRIBUTION:

       We intend to release the film on Nov 7, 2023 through transactional video on demand (TVOD) like Itunes, Amazon, dish networks etc, and, if accepted, subscription video on demand (SVOD) like Hulu, Amazon Prime, Netflix etc.

       We will allow for the film to be sold if the opportunity arises but only if the sale is profitable for the entire team, investors and producers.

       We will allow for the film to be played in theaters for special events or if there is a financial benefit to doing so. Sometimes doing a "theatrical release" can garner better TVOD placement and lead to more sales but not guaranteed.

MARKETING:

Cast - we intend to cast the film with voice actors who have a large social media following, so that we can include them in behind the scenes material and also provide them with marketing material. We found this to be very effective on our previous film and sales.

Ads - We intend to pay for ads to run on social media that send people to the TVOD links on Amazon and iTunes.

Strategic Partners - One of our producing partners is Kyle Thomphson of Catalyst Resource Group who has a long and successful career in releasing some of the worlds largest films to a faith audience.

Experience - Our marketing plan is based on our real world experience. Our most recent release THE CHALLENGER DISASTER, for every $30,000 we spent on FB marketing we made $300,000 (this cannot be guaranteed). For STEAL THE NAUGHTY LIST the audience is bigger and cheaper to market to on Facebook.

PROJECTIONS:

These are projections by which I cannot guarantee the outcome

Low - $1.7M

Medium - $4M

Hi - $8M

Rationale - My first film UGANDA MAN earned $250K on a $5k budget. My second film THE CHALLENGER DISASTER grossed $400K+ on a $185K budget. STEAL THE NAUGHTY LIST is a broader audience that is easier to market to than the smaller more niched market of my other films. Christmas movies generally have a long shelf life and earn money consistently every year during the holiday season, forever. On Challenger for every $18K we spent on marketing during the opening 90 day window, we earned $100K. I believe these numbers hold up for up to $2M in earnings.

DISTRIBUTING FUNDS:

Investors will get paid through a third party transfer agent. We intend to distribute funds quarterly once money arrives, since that is how TVOD pays out.